SECURITIES AND EXCHANGE COMMISSION

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             BAXTER CAPITAL COMPANY
                                  COMMON STOCK

                                   071801 10 4
                                 (CUSIP NUMBER)


                             4400 ROUTE 9, 2ND FLO0R
                               FREEHOLD, NJ 07728
                                 (732) 409-1212

                                  MAY 19, 2003
                  ---------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)












If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box / /.

(1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons (entities only):

         Ian Clive Wills

(2) Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

(3) SEC Use Only

(4) Source of Funds (See Instructions): PF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6) Citizenship or Place of Organization: United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With

(7) Sole Voting Power: 3,198,000

(8) Shared Voting Power: 0

(9) Sole Dispositive Power: 3,198,000

(10) Shared Dispositive Power: 0

(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 3,198,000

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares

(13) Percent of Class Represented by Amount in Row (11): 22.82%

(14) Type of Reporting Person: IN

ITEM 1. SECURITY AND ISSUER.

Baxter Capital Company, Inc.
Common Stock, $.001 par value
38 Chelsea Square
London, United Kingdom SW3 6LH

ITEM 2. IDENTITY AND BACKGROUND.

(a)     Name:     Ian Clive Wills

(b)     Address:  C/o Owen Thomas  Solicitors
                  1 Green Street
                  Mayfair, London W1K 6RG

(c)     10% owner

(d)     None.

(e)     None.

(f)     Citizenship. United Kingdom


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person, Ian Wills, acquired the shares of Issuer in May 2003 pursuant to an agreement with the Company.

ITEM 4. PURPOSE OF TRANSACTION.

The acquisition by the Reporting Person was in pursuant to an agreement with the Company.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Ian Wills received 3,198,000 of the issued and outstanding common shares of the Issuer in May 2003 pursuant to an agreement with the Issuer. Currently, such amount represents 22.82% of the total issued and outstanding common shares of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described in this Schedule 13D, the Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None.



                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: June 14, 2003                           Signature:  /s/ Ian Wills
                                                          --------------------
                                                          Ian Clive Wills